HYNES & HOWES INSURANCE COUNSELORS, INC.
                 Computation of Earnings (Loss) Per Common Share
              For the Three Months Ended December 31, 1996 and 1995
                                   (Unaudited)


                                              Three Months Ended
                                                  December 31,
                                            1996              1995

Common Shares Outstanding:

  Beginning of Period                       11,226,699        11,226,699

  End of Period                             11,226,699        11,226,699

Average Number of Shares
  Outstanding for the Period                11,226,699        11,226,699

  Net Income (Loss)                         $    9,609        $    6,366

Earnings (Loss) Per Common Share:

   Net Income                              $         0        $        0